

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2021

Luke McGee
Chief Executive Officer
AdaptHealth Corp.
220 West Germantown Pike Suite 250
Plymouth Meeting , PA 19462

> **Re: AdaptHealth Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 22, 2020**
> **File No. 001-38399**

Dear Mr. McGee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Summary Term Sheet, page 1

1. Please revise page 1 to disclose the percentage of Class A common shares that former AeroCare equity holders would receive as a result of the acquisition transaction assuming that your shareholders approve the Proposal. In this regard, we note that AeroCare equity holders received common shares at closing in addition to the 31 million shares to be issued upon conversion of the Series C Preferred. Given the additional $1.1 billion paid to the AeroCare equity holders, also disclose the relative valuations of the AeroCare and AdaptHealth entities. Also, revise the proxy where appropriate, to identify which company is the acquiring entity for accounting purposes.

2. Please revise the proxy to explain why the Board determined to structure the merger using convertible preferred stock as consideration instead of using a more traditional structure which would allow the AdaptHealth stockholders to vote to approve or disapprove the acquisition and/or issuance of securities prior to the parties merging. Your disclosure

should explain why the Board viewed the preferred stock structure as preferable to a traditional merger structure, the business reasons, if any, for preferring the current structure, and why the board chose to structure the transaction in a way that would not allow stockholders to vote and express their approval or disapproval on the acquisition transaction itself.

## Background of the Acquisition, page 12

3.  Please substantially revise the Background section so that it is clear where each party stood with respect to material transaction terms during the August 2020 to December 1, 2020 timeframe. In particular, it should be clear what terms were initially proposed, who proposed them, and how these terms evolved, if at all, during the course of subsequent negotiations, particularly as it relates to relative valuations, consideration, and management structure.

## General

4.  With reference to Note A of Schedule 14A, please revise your proxy statement to provide the information required by Item 14(b)(6).  In this regard, we note that the proxy discusses reports, opinions and/or appraisals conducted by Jefferies and AlixPartners.

5.  Please tell us whether the Debt Commitment Letter has been filed or will be filed prior to the solicitation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at (202) 551-2326 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Michael Brandt